Exhibit 99.1

Tencent Music Entertainment Group Provides Update on its Status under the Holding Foreign Companies Accountable Act

SHENZHEN, China, May 5, 2022 -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced that the Company is aware that it was identified by the U.S. Securities and Exchange Commission ("SEC") on its provisional list under the Holding Foreign Companies Accountable Act ("HFCAA") on May 4, 2022.

This identification indicates that the SEC has determined the Company used an auditor, whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States ("PCAOB") because of a position taken by an authority in a foreign jurisdiction, to issue the audit opinion for the Company's financial statements for the fiscal year ended December 31, 2021.

Under the HFCAA, the trading of a company's securities on a U.S. stock exchange will be prohibited only if the company has been identified by the SEC for three consecutive years due to PCAOB's inability to inspect auditor's working paper because of a position taken by an authority in a foreign jurisdiction. Despite such identification by the SEC, TME's active listing and trading status on the NYSE currently remains unchanged.

TME has been taking active actions to provide our shareholders with greater liquidity and protection amid an evolving regulatory environment and mitigate the potential risks associated with the HFCAA. As announced in the Company's Fourth Quarter and Full Year 2021 earnings release, TME is pursuing a secondary listing on the Main Board of the Hong Kong Stock Exchange through a listing by way of introduction, subject to regulatory approvals[1]. The Board and management team remain highly committed to protecting shareholder interests and driving value creation for the benefit of all shareholders.

[1] This disclosure does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any of our securities in the United States, Hong Kong or elsewhere, and it does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415